UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avene, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Balaton Power Inc.

19 East Fourth Avenue
Hutchinson, Kansas 67501

Phone: 620.662.3697 Fax: 620.662.6861

Balaton Shares Delisted from
Trading on the Berlin Stock Exchange

Hutchinson, Kansas, August 6, 2004 - Balaton Power Inc. (OTC BB Symbol BPWRF) is pleased to announce that it has been de-listed from trading on the Berlin Stock Exchange effective July 20, 2004. This is further to Balaton's common shares being listed on the Berlin Stock Exchange without Balaton's prior knowledge, consent or authorization on or about May 2004.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

Signed "Robert Wyllie"

Robert Wyllie
Chief Financial Officer
For further inquiries please contact:	KTM Consulting Inc. 516.561.6620 Kevin McKnight kmcknight@ktmconsulting.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton Power's general business development, asset acquisition and/or acquisition of hydroelectric production sites, the sale of electricity and/or the research, development and/or marketing/distribution of the Company's Pisces technology. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intent", "may", "project", "plan", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton's mineral deposit(s), hydroelectric site development/acquisition, the sale of and/or the research, development and/or marketing/distribution of the Company's Pisces technology will experience technological and/or mechanical problems, fluctuations in the marketplace for the sale of minerals and/or electricity, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Balaton Power Inc.
19 East Fourth Avenue
Hutchinson, Kansas U.S.A. 67501

Telephone: (620) 662-3697

Item 2 Date of Material Change

August 6, 2004

Item 3 News Release

News Release dated August 6, 2004 was filed on SEDAR and disseminated via Stockwatch, Vancouver, British Columbia and Market News Publishing Inc. on August 6, 2004.

Item 4 Summary of Material Change

The Company announced that effective July 20, 2004, it has been de-listed from trading on the Berlin Stock Exchange.

Item 5 Full Description of Material Change

The Company announced that effective July 20, 2004, it has been de-listed from trading on the Berlin Stock Exchange. This is further to Balaton's common shares being listed on the Berlin Stock Exchange without Balaton's prior knowledge, consent or authorization on or about May 2004.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Robert Wyllie, Chief Financial Officer, Balaton Power Inc.
Telephone: (905) 260-5429

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 6th day of August, 2004.

Signed "Robert Wyllie"
ROBERT WYLLIE
Chief Financial Officer

Balaton Power Inc.
19 East Fourth Avenue
Hutchinson, Kansas 67501

Phone: 620.662.3697 / Toll Free: 1.800.239.5526 / Fax: 620.662.6861

Press Release

Balaton Provides Update on Upcoming Trip to India

August 11, 2004, Hutchinson, Kansas, Balaton Power Inc. (OTC BB Symbol BPWRF) is pleased to announce that its wholly owned subsidiary, Continental Resources (USA) Ltd. ("Continental"), will hold meetings in Bhubaneswar, Orissa, India during the last week of August to sign the updated contract. As previously announced in May 2004, the amended contract provides for Continental to hold 89% interest in the Gandhamardan Bauxite Deposit and 100% of any downstream facilities (alumina plant and aluminum smelter). Recent publications report India's government is encouraging investment capital to come into its country for development of its natural resources, and that all mining permits have been put on a fast track.

Continental is also pleased to report a new office location has been selected in India and scheduled to open on September 1, 2004. A website is currently being constructed to provide additional information on the Company.

Continental's main focus is on the Gandhamardan Bauxite Deposit which is approximately 6.1 miles long and ranges in width from .2 miles to 1.6 miles. This deposit is the second largest bauxite deposit in Asia, which contains in excess of 200 million metric tons of metallurgical grade bauxite averaging 45.75% Al203 and 2.33% SiO2. Gandhamardan's low silica content makes it ideal for the production of alumina.

Aluminum prices have been rising since the beginning of April 2003 and likely to strengthen even more due to the strong economic growth in Asia. The current price of aluminum, the size and high grade nature of the bauxite, and its location to market, places the Gandhamardan Deposit in an extremely attractive position.

Continental has been approached by several major aluminum companies, with high levels of interest in the Gandhamardan Bauxite Deposit. Continental's plans are to make presentations to those companies following the receipt of the new 89% updated agreement.

Except for historical information contained herein, certain of the statements in this release may be forward-looking statements that are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the companies' actual results in future periods to differ materially from forecasted results. Such risks and uncertainties include, but are not limited to, market conditions, competitive factors, the ability to successfully complete additional financings and other risks.

For further inquiries please contact:	KTM Consulting Inc. 516.561.6620 Kevin McKnight kmcknight@ktmconsulting.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 2, 2004

/s/ Robert Wyllie
Name: Robert Wyllie
Title: Chief Financial Officer